EXPENSE LIMITATION AGREEMENT

                        ALLIANCE CAPITAL MANAGEMENT L.P.
                           1345 Avenue of the Americas
                            New York, New York 10105

                                                      January 31, 2001

AllianceBernstein Trust
1345 Avenue of the Americas
New York, New York 10105

Dear Sirs:

            Alliance Capital Management L.P. herewith confirms our agreement with you as follows:

            1. You are an open-end, diversified management investment company registered under the Investment Company Act of 1940, as amended (the "Act"). You propose to engage in the business of investing and reinvesting the assets of each of your series listed on Schedule I hereto (the "Funds")in accordance with applicable limitations. Pursuant to an Advisory Agreement dated January 31, 2001 (the "Advisory Agreement"), you have employed us to manage the investment and reinvestment of such assets.

            2. We hereby agree that, notwithstanding any provision to the contrary contained in the Advisory Agreement, we shall limit as provided herein the aggregate expenses of every character incurred by each Fund, including but not limited to the fees ("Advisory Fees") payable to us pursuant to the Advisory
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Agreement (the "Limitation"). Under the Limitation, we agree that, through March
27, 2002, such expenses shall not exceed a percentage (the "Percentage Expense Limitation") of each Fund's average daily net assets equal to, on an annualized basis, 2.20% in the case of the Advisor Class shares, 2.50% in the case of the Class A shares, and 3.20% in the case of the Class B shares and the Class C shares. To determine our liability for expenses in excess of the Percentage Expense Limitation, the amount of allowable fiscal-year-to-date expenses shall be computed daily by prorating the Percentage Expense Limitation based on the number of days elapsed within the fiscal year, or limitation period, if shorter (the "Prorated Limitation"). The Prorated Limitation shall be compared to each Fund's expenses recorded through the current day in order to produce the allowable expenses to be recorded for the current day (the "Allowable
Expenses"). If Advisory Fees and the Fund's other expenses for the current day exceed the Allowable Expenses, Advisory Fees for the current day shall be reduced by such excess ("Unaccrued Fees"). In the event such excess exceeds the amount due as Advisory Fees, we shall be responsible for the additional excess ("Other Expenses Exceeding Limit"). Cumulative Unaccrued Fees or cumulative
Other Expenses Exceeding Limit shall be paid to us in the future, provided that
(1) no such payment shall be made to us after March 27, 2004, (2) such payment shall be made only to the extent that it does not cause the Fund's aggregate expenses, on an annualized basis, to exceed the Percentage Expense Limitation, and (3) no such payment shall be made to us to the extent that the aggregate of


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such payments would exceed the amount of organizational and offering expenses
(as defined by the Financial Accounting Standards Board) recorded by you for financial reporting purposes on or before March 27, 2001.

            3. Nothing in this Agreement shall be construed as preventing us from voluntarily limiting, waiving or reimbursing a Fund's expenses outside the contours of this Agreement during any time period before or after March 27, 2002; nor shall anything herein be construed as requiring that we limit, waive or reimburse any of your expenses incurred after March 27, 2002, or, except as expressly set forth herein, prior to such date.

            4. This Agreement shall become effective on the date hereof and remain in effect until March 27, 2004. This Agreement may be terminated by either party hereto at the end of a Fund's fiscal year upon not less than 60 days' prior written notice to the other party. Upon the termination or expiration hereof, we shall have no claim against you for any amounts not reimbursed to us pursuant to the provisions of paragraph 2.

            5. This Agreement shall be construed in accordance with the laws of the State of New York, provided, however, that nothing herein shall be construed as being inconsistent with the Act.


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            If the foregoing is in accordance with your understanding, will you kindly so indicate by signing and returning to us the enclosed copy hereof.

                                    Very truly yours,

                                    ALLIANCE CAPITAL MANAGEMENT L.P.

                                    By ALLIANCE CAPITAL MANAGEMENT
                                         CORPORATION, its general
                                         partner


                                    By /s/ John D. Carifa
                                       ____________________________
                                       John D. Carifa
                                       President

Agreed to and accepted as of the date first set forth above.

ALLIANCEBERNSTEIN TRUST


By /s/ Edmund P. Bergan, Jr.
   __________________________________
   Edmund P. Bergan, Jr.
   Secretary

A copy of the Agreement and Declaration of Trust of the Trust is on file with the Secretary of State of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trustees of the Trust as Trustees and not individually and that the obligations of this instrument are not binding upon any of the Trustees or shareholders individually but are binding only upon the assets and property of each of the respective Funds.


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                                                                      SCHEDULE I

AllianceBernstein Global Value Fund

AllianceBernstein International Value Fund

AllianceBernstein Small Cap Value Fund

AllianceBernstein Value Fund


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